Filed by Diamondback Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: QEP Resources, Inc.

Commission File No.: 001-34778

Date: December 21, 2020

The following email was sent to employees of Diamondback Energy, Inc. on December 21, 2020:

Dear Diamondback Employees:

This morning we announced that Diamondback has entered into definitive agreements to acquire QEP Resources, Inc. and certain assets of Guidon Energy in separate transactions that will collectively add over 80,000 net acres to our position in the Northern Midland Basin.

As you know, our industry has recently seen significant consolidation. We have consistently stated our belief that getting bigger does not necessarily translate to getting better. We care about getting better because that is what our stockholders care about. And, with these acquisitions, we are adding significant inventory that will compete for capital immediately, we are improving all relevant 2021 financial metrics and we are enhancing our ability to de-lever. The physical adjacencies between our existing acreage and the inventory we will receive in these two transactions will drive efficiencies for many years. So, while we may be getting bigger, we firmly believe we are getting better.

You will no doubt have a number of questions about what these transactions mean for our company and our team. What I can tell you right now is that both transactions remain subject to customary closing conditions, including in the case of QEP the approval of their stockholders. And, until closing, we must continue to operate completely independently. That said, we will continue to be as transparent and timely as possible with updates over the coming weeks as our integration teams begin their processes.

You can learn more about these transactions by reading our press releases and reviewing our investor presentation, all of which are available on our website. Additionally, we will schedule an all-employee meeting for this afternoon at 4:00 p.m. You can submit questions beforehand directly to Jennifer Soliman, and we will address them during the call.

If you receive any questions regarding these transactions from analysts, media or any other third parties, please direct them to Kaes Van’t Hof and Adam Lawlis.

Let me again say how proud I am of our entire organization for the way we have tackled the unprecedented challenges that 2020 has brought for our industry. This is a momentous day for Diamondback, and we have opportunities to do transactions like these because of our culture of best in class execution and low-cost operations. Thank you for all that you do to make Diamondback such a special place.

I look forward to discussing more with you at 4:00 p.m. today.

Travis D. Stice

Chief Executive Officer

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Diamondback’s and QEP’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition of assets from Guidon, the benefits of the proposed merger involving Diamondback and QEP, including future financial and operating results, Diamondback’s and QEP’s, plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transactions, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the merger by QEP stockholders; the risk that Diamondback and QEP may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that an event, change or other circumstances could give rise to the termination of the Guidon purchase agreement or the merger agreement; the risk that a condition to closing of the transactions may not be satisfied; the timing to consummate the proposed transactions; the risk that the assets and the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transactions may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transactions could have adverse effects on the market price of Diamondback’s common stock or QEP’s common stock; the risk of litigation related to the proposed transactions; the risk of any unexpected costs or expenses resulting from the proposed transactions; disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to transaction-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in Diamondback’s and QEP’s businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of Diamondback’s and QEP’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Diamondback’s or QEP’s control; the risk that the announcement or consummation of the merger, or any other intervening event results in a requirement under certain of QEP’s indebtedness to make a change of control offer with respect to some or all of such debt; and Diamondback’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond Diamondback’s or QEP’s control, including those detailed in Diamondback’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.diamondbackenergy.com and on the Securities and Exchange Commission’s website at www.sec.gov, and those detailed in QEP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on QEP’s website at www.qepres.com and on the SEC’s website at www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Diamondback nor QEP undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS; ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed QEP merger, Diamondback intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of QEP that also constitutes a prospectus of Diamondback. Each of Diamondback and QEP also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive proxy statement of QEP will be mailed to stockholders of QEP if and when available.

INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND QEP ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Diamondback and QEP, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at www.diamondbackenergy.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by QEP will be available free of charge on QEP’s website at www.qepres.com under the tab “Investors” and then under the heading “Financial Information.”

PARTICIPANTS IN THE SOLICITATION

Diamondback, QEP and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of QEP is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or QEP using the sources indicated above.